NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

02034984

82-3822

02 JUN 17 AM 11:50

May 31, 2002

SUPPL

TSX Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news releases issued by Alison Robinson, of Novawest Resources Inc., dated May 31, 2002 for your records.

Yours Sincerely,

ARobinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

dlw 6/17

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

GOLD PROJECT EXPANDED TO ENCOMPASS POTENTIALLY MINERALIZED ZONES

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

May 30, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce that the Company has staked new claims, thereby expanding its Lone Eagle Gold Project from 4 claim units (160 acres) to 14 claim units (560 acres). On the advise of consulting geologists, S.J. Carmichael Consultants, the Company has acquired certain adjoining mineral claims. The Company has a 100% interest in the Lone Eagle Gold Project. The property is located in Playfair Township in northeastern Ontario and is ideally situated in the western hub of Canada's most productive gold producing region known as the "Golden Corridor". This 180 mile Corridor has yielded 160 million ounces of gold, 75 % of Canada's all-time gold production. The "Golden Corridor" is home to the world famous "Porcupine Camp", which hosts more than 65 historic and currently producing gold mines, and many of the world's largest and most famous mines, including the Hollinger (19,327,691 oz.), Dome (12,191,865 oz.), Pamour (4,414,053 oz.), Preston (1,539,355 oz.), Paymaster (1,192,206 oz.) and Detour Lake (1,063,097 oz) and the Ankerite, Coniaurum, Detour Lake, Paymaster and the Preston, each of which has produced over 1 million ounces. Due to the long history of the region, infrastructure is already in place, including existing town sites, excellent transportation/roads, ample water and power, knowledgeable and experienced mining personnel, mining oriented government, existing lab and milling facilities, etc. Custom milling is readily available in the immediate area. The established infrastructure will expedite Novawest's development of the Lone Eagle Gold Project.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km (150,000-acre) Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

GOLD PROJECT EXPANDED TO ENCOMPASS POTENTIALLY MINERALIZED ZONES

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

May 30, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce that the Company has staked new claims, thereby expanding its Lone Eagle Gold Project from 4 claim units (160 acres) to 14 claim units (560 acres). On the advise of consulting geologists, S.J. Carmichael Consultants, the Company has acquired certain adjoining mineral claims. The Company has a 100% interest in the Lone Eagle Gold Project. The property is located in Playfair Township in northeastern Ontario and is ideally situated in the western hub of Canada's most productive gold producing region known as the "Golden Corridor". This 180 mile Corridor has yielded 160 million ounces of gold, 75 % of Canada's all-time gold production. The "Golden Corridor" is home to the world famous "Porcupine Camp", which hosts more than 65 historic and currently producing gold mines, and many of the world's largest and most famous mines, including the Hollinger (19,327,691 oz.), Dome (12,191,865 oz.), Pamour (4,414,053 oz.), Preston (1,539,355 oz.), Paymaster (1,192,206 oz.) and Detour Lake (1,063,097 oz) and the Ankerite, Coniaurum, Detour Lake, Paymaster and the Preston, each of which has produced over 1 million ounces. Due to the long history of the region, infrastructure is already in place, including existing town sites, excellent transportation/roads, ample water and power, knowledgeable and experienced mining personnel, mining oriented government, existing lab and milling facilities, etc. Custom milling is readily available in the immediate area. The established infrastructure will expedite Novawest's development of the Lone Eagle Gold Project.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km (150,000-acre) Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

BOARD APPOINTMENT

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

May 31, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce that the Company has appointed Mr. Brian F, Adams, FCGA to the Board of Directors. Mr. Adams a resident of British Columbia, Canada is a Certified General Accountant and has been a Principal in a highly respected independent accounting firm since 1968. Mr. Adams was elected a 'Fellow' of the Canadian CGA Association in 1974, a Life Member of the CGA Association of B.C in 1978 and received the Queen's Silver Jubilee Medal in 1977 for service to his profession. He has served on the Board of Governors of the CGA Association of B.C. and the Board of Directors of CGA Canada; as President of the CGA Association of B.C. and Chairman of CGA Canada; served as one of three Canadian representatives to the International Federation of Accountants; has been appointed a member of the Auditor Certification Board of B.C. and served as Chairman; is an Associate Member of the Certified General Accountant Association's of Manitoba, the Northwest Territories and Alberta; and is an Associate Member of the Association of Certified Fraud Examiners.

Mr. Adams, in addition to many years of accounting experience, has considerable experience in supervising and conducting audits of Credit Unions, Trust Accounts and commercial ventures. He is an 'Accepted Expert Witness' by various Courts in Valuation and Accounting matters, and has served as a Court Appointed Receiver on numerous occasions. He is very active in Community Affairs having been a member of the Rotary Club for twenty-one years including a term as Club President; serving as a Director of the Regional District of East Kootenay and as Chairman of both the Regional District and the Regional Hospital District for a number of years; and was appointed Chairman of the federally funded Cranbrook/Kimberley Community Futures Committee.

The Board of Directors of Novawest Resources Inc., a Canadian exploration company with extensive mineral exploration projects in Ontario and Quebec, is very pleased to have Mr. Adams join the Novawest team and look forward to his valued input in guiding the Company in meeting and exceeding it's goals for the future.

In other business the Company wishes to announce the resignation F.P. Puskas from the Board of Directors. The Company thanks Mr. Puskas for his contribution to the Company and wishes him success in his other endeavours.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

BOARD APPOINTMENT

TSX Venture Exchange Listed - Canada
Trading Symbol -- NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

May 31, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce that the Company has appointed Mr. Brian F, Adams, FCGA to the Board of Directors. Mr. Adams a resident of British Columbia, Canada is a Certified General Accountant and has been a Principal in a highly respected independent accounting firm since 1968. Mr. Adams was elected a 'Fellow' of the Canadian CGA Association in 1974, a Life Member of the CGA Association of B.C in 1978 and received the Queen's Silver Jubilee Medal in 1977 for service to his profession. He has served on the Board of Governors of the CGA Association of B.C. and the Board of Directors of CGA Canada; as President of the CGA Association of B.C. and Chairman of CGA Canada; served as one of three Canadian representatives to the International Federation of Accountants; has been appointed a member of the Auditor Certification Board of B.C. and served as Chairman; is an Associate Member of the Certified General Accountant Association's of Manitoba, the Northwest Territories and Alberta; and is an Associate Member of the Association of Certified Fraud Examiners.

Mr. Adams, in addition to many years of accounting experience, has considerable experience in supervising and conducting audits of Credit Unions, Trust Accounts and commercial ventures. He is an 'Accepted Expert Witness' by various Courts in Valuation and Accounting matters, and has served as a Court Appointed Receiver on numerous occasions. He is very active in Community Affairs having been a member of the Rotary Club for twenty-one years including a term as Club President; serving as a Director of the Regional District of East Kootenay and as Chairman of both the Regional District and the Regional Hospital District for a number of years; and was appointed Chairman of the federally funded Cranbrook/Kimberley Community Futures Committee.

The Board of Directors of Novawest Resources Inc., a Canadian exploration company with extensive mineral exploration projects in Ontario and Quebec, is very pleased to have Mr. Adams join the Novawest team and look forward to his valued input in guiding the Company in meeting and exceeding it's goals for the future.

In other business the Company wishes to announce the resignation F.P. Puskas from the Board of Directors. The Company thanks Mr. Puskas for his contribution to the Company and wishes him success in his other endeavours.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman